Filed by American Woodmark Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: American Woodmark Corporation

(Commission File No.: 000-14798)

Investor Call Transcript:

Call Participants

EXECUTIVES

Andrea H. Simon

Executive VP & CFO

Henry Harrison

R. David Banyard

CEO, President & Director

ANALYSTS

Garik Simha Shmois

Loop Capital Markets LLC, Research Division

McClaran Thomas Hayes

Zelman & Associates LLC

Steven Ramsey

Thompson Research Group, LLC

Timothy Wojs

Trevor Scott Allinson

Wolfe Research, LLC

ATTENDEES

Michael Scott Culbreth

American Woodmark Corporation

Presentation

Operator

Good morning, and welcome to today’s joint conference call hosted by MasterBrand, Inc. and American Woodmark Corporation to discuss proposed merger between the 2 companies. This call will also include MasterBrand’s Second Quarter 2025 Earnings Conference Call, which is previously scheduled for August 6 at 4:30 Eastern Standard Time.

In addition, American Woodmark will provide commentary on Select preliminary first quarter fiscal 2026 financial results, which were announced earlier today in connection with the proposed transaction. [Operator Instructions] Please note that this conference call is being recorded.

I will now pass the call over to Henry Harrison, Senior Director of FP&A and MasterBrand. Sir, the floor is yours.

Henry Harrison

Thank you, and good morning. With me on the call today are: Dave Banyard, President and Chief Executive Officer of MasterBrand; Scott Culbreth, President and Chief Executive Officer of American Woodmark; and Andi Simon, Executive Vice President and Chief Financial Officer of MasterBrand.

MasterBrand and American Woodmark issued a joint press release earlier this morning regarding their definitive agreement to combine in an all-stock transaction. Additionally, MasterBrand issued a separate press release earlier this morning disclosing its second quarter 2025 financial results. The joint press release and investor presentation that will be used on today’s call are available on the Investors section of each company’s website at masterbrand.com and americanwoodmark.com. The MasterBrand earnings investor presentation is also available on the Investors section of MasterBrand’s website at masterbrand.com.

I would like to remind you that this call will include forward-looking statements in either our prepared remarks or the associated question-and-answer session. These forward-looking statements are based on current expectations and market outlook and are subject to certain risks and uncertainties that may cause actual results to differ materially from those currently anticipated. Additional information regarding these factors appears in the section entitled Forward-Looking Statements in the joint press release issued by MasterBrand and American Woodmark earlier this morning in the section entitled Forward-Looking Statements and the press release issued by MasterBrand earlier this morning disclosing MasterBrand’s second quarter 2025 financial results.

More information about risks can be found in MasterBrand’s filings with the Securities and Exchange Commission, including under the heading Risk Factors and MasterBrand’s full year 2024 Form 10-K and updated as necessary in its subsequent 2025 Form 10-Qs, which are or will be available once filed at sec.gov and at masterbrand.com, and in American Woodmark’s filings with the Securities and Exchange Commission, including under the heading Risk Factors and its fiscal 2025 Form 10-K and updated as necessary in its subsequent fiscal 2026 Form 10-Qs, which are or will be available once at americanwoodmark.com. The forward-looking statements in this call speak only as of today, and neither MasterBrand nor American Woodmark undertakes any obligation to update or revise any of these statements, except as required by law.

Today’s discussion includes certain non-GAAP financial measures. Please refer to the reconciliation tables, which in the case of MasterBrand are in the press release issued earlier this morning disclosing MasterBrand’s second quarter 2025 financial results, which is available at masterbrand.com, and in the case of American Woodmark are in the joint press release issued by Masterbrand and American Woodmark earlier this morning, which is available at masterbrand.com and americanwoodmark.com.

Our prepared remarks today will include a discussion on the transaction for MasterBrand President and CEO, Dave Banyard; American Woodmark President and CEO, Scott Culbreth; and MasterBrand Executive Vice President and CFO, Andi Simon, as well as an overview of American Woodmark’s select preliminary first quarter fiscal 2026 financial results, followed by a discussion of MasterBrand’s second quarter 2025 financial results from Dave Banyard and Andi Simon, along with MasterBrand’s 2025 financial outlook. Finally, Dave Banyard will make some closing remarks before we host a question-and-answer session.

With that, let me turn the call over to MasterBrand President and CEO, Dave Banyard.

R. David Banyard

CEO, President & Director

Thanks, Henry, and good morning, everyone. We appreciate you joining us for today’s call on short notice. I’m very pleased to be here today alongside the President and CEO of American Woodmark, Scott Culbreth; and MasterBrand’s CFO, Andi Simon, to discuss MasterBrand and American Woodmark’s definitive agreement to combine in an all-stock merger transaction that we believe will accelerate value delivery to customers, associates and shareholders.

This all-stock transaction is a transformative step forward for both companies and brings together 2 customer-centric platforms to create the industry’s most comprehensive portfolio of trusted cabinet brands and products across a broad price spectrum, delivering even better overall choice, service and value to customers and consumers.

MasterBrand and American Woodmark bring highly complementary strengths, strong and broad portfolios of world-class cabinet brands and products and streamlined low-cost manufacturing profiles. Importantly, both MasterBrand and American Woodmark are long established American companies with the vast majority of manufacturing operations based in the United States, a key differentiator we believe will enable the combined entity to compete more effectively in today’s complex and evolving market environment.

Through our combined strength and resources, we are confident in our ability to unlock and deliver meaningful value with speed, agility and diligence. With the industry’s most comprehensive product and brand portfolio, broader geographic reach, enhanced support and marketing capabilities and greater operational flexibility, we believe the combined company will be well positioned to drive accelerated growth and innovation while optimizing the customer and consumer experience. Further, we have strong complementary cultures, which are rooted in a shared commitment to customer focus and operational excellence. This positions us well to deliver value.

We expect to realize following close, approximately $90 million in run rate cost synergies by the end of year 3 and for the transaction to be accretive to adjusted diluted earnings per share in year 2, while generating significant cash flow. Combining the resources of both MasterBrand and American Woodmark is expected to enable increased investments in next-generation automation to drive further efficiencies, advance production innovation and provide an enhanced customer experience.

Before I turn it over to American Woodmark’s President and CEO, Scott Culbreth, I’d like to give an overview of the transaction terms. Under the terms of the agreement, American Woodmark shareholders will receive 5.15 shares of MasterBrand common stock for each share of American Woodmark common stock owned at the closing of the transaction. Upon closing of the transaction, which we expect to occur in early 2026, subject to shareholder approvals and receipt of regulatory approval, MasterBrand shareholders will own approximately 63% and American Woodmark shareholders will own approximately 37% of the combined company on a fully diluted basis.

MasterBrand’s Board will expand to 11 total directors with 8 directors from the current MasterBrand Board and 3 directors from the current American Woodmark Board following close. I will serve as CEO and Masterbrand Non-Executive Chairman, David Petratis, will remain as Chairman of the Board for the combined company, which will be called MasterBrand. The combined company will be headquartered in Beachwood, Ohio, and will maintain a significant presence in Winchester, Virginia.

With that, I’ll turn it over to Scott.

Michael Scott Culbreth

American Woodmark Corporation

Thanks, Dave, and good morning. Today is an exciting day for American Woodmark and one that we believe will advance our mission of creating value for people. We are pleased that American Woodmark shareholders will receive meaningful immediate value and benefit from substantial ownership in a stronger, more diversified company with significant value creation potential. Together with MasterBrand, we will unlock new opportunities to accelerate growth, innovation and value creation for our customers, our communities and our team members.

Our portfolio is aligned strategically, spanning the full spectrum of customer needs. And following close, MasterBrand will continue to offer our legacy brands that customers know and trust. Overall, through the added scale, resources and operational agility created by this merger, we expect to become a stronger company positioned to grow faster than we would on a stand-alone basis. American Woodmark has built a reputation for quality, innovation and efficiency, driven by our steadfast commitment to the customer experience, a core focus that we share with MasterBrand. I’m confident that our shared approach will ensure we continue exceeding expectations and building lasting relationships.

As referenced in our joint transaction press release, we announced today select preliminary first quarter fiscal 2026 financial results. Please refer to our guidance and the transaction release we issued this morning, accessible on our Investor Relations website.

Shortly, Dave and Andi will speak to the current market conditions. Our belief remains that our products and platforms will allow us to capitalize on tailwinds generated in the industry when mortgage interest rates decline and consumer confidence, new home construction and existing home sales increase.

Together with the proposed transaction with MasterBrand, we will enhance our ability to serve customers and deliver profitable growth and long-term value for our shareholders. We’re excited about the future and what we can achieve together.

Now I’ll turn it back to Dave to walk through the strategic benefits of the transaction.

R. David Banyard

CEO, President & Director

Thanks, Scott. As I mentioned previously, this combination brings together 2 customer-centric platforms to create the cabinet industry’s most comprehensive portfolio of trusted brands and products. Customers and consumers of both MasterBrand and American Woodmark are expected to benefit from increased access to an expanded portfolio of world-class brands, including stock, semi- custom and premium products across the full price spectrum.

Importantly, we remain committed to growing each company’s legacy brands, which channel partners know and trust. For MasterBrand, the addition of American Woodmark’s portfolio further enhances MasterBrand’s existing portfolio and brings MasterBrand closer to customers through a diversified channel mix and expanded geographical footprint. We believe the addition of American Woodmark’s semi-custom brands offers an exciting opportunity for growth and expands MasterBrand’s existing offering at this price point, offering customers increased optionality.

For American Woodmark, the addition of premium, semi-custom and additional stock brands provides access to a broader and even more balanced channel mix that we believe will drive meaningful value creation and greater opportunities for a superior customer and consumer experience.

The enhanced diversity of the pro forma channel mix is anticipated to bring the combined company even closer to more customers, providing direct access to more high-growth markets and increased touch points for customer support with an enhanced service offering and offering customers greater access and flexibility to where and how they purchase.

With that, I’ll now turn it over to MasterBrand Executive Vice President and Chief Financial Officer, Andi Simon, to walk through the combined company’s financial profile.

Andrea H. Simon

Executive VP & CFO

Thanks, Dave, and good morning. We believe this transaction will accelerate value delivery for all shareholders and provide customers and consumers with a unique and distinctive offering. From a balance sheet perspective, we expect the combined company’s pro forma net debt to adjusted EBITDA ratio at close to be below MasterBrand’s stated 2x target leverage ratio. This positions the combined company to maintain exceptional flexibility to continue to invest in our customers and our business as well as deliver even greater value to shareholders.

The combined company is expected to generate significant free cash flow. And on a trailing 12-month basis, we would drive approximately $639 million in pro forma adjusted EBITDA, inclusive of anticipated run rate cost synergies of approximately $90 million by the end of year 3 following close. While the transaction consideration is comprised solely of MasterBrand stock, MasterBrand plans to arrange a revolver expansion with its current banking group to refinance American Woodmark’s debt following the close of the transaction.

Now turning to expected synergies. As mentioned previously, following close, the combined company is expected to achieve run rate cost synergies of approximately $90 million by the end of year 3. These anticipated cost synergies are in addition to the savings initiatives already underway at both MasterBrand and American Woodmark and the continued expected synergies from MasterBrand’s acquisition of Supreme last year. These expected synergies are primarily driven by procurement and overhead optimization, manufacturing network optimization and operational excellence through the implementation of best practices and technologies from both companies. And we are confident in our ability to realize these significant value creation opportunities.

Additionally, following close, MasterBrand will appoint Executive Vice President, Corporate Strategy and Development, Nat Leonard, as Chief Integration Officer, to lead the implementation of the integration plan [ under works ]. In this critical role, Nat will be responsible for carrying out the detailed planning and diligence completed by both companies and turning it into tangible results, aligning teams, processes and systems to realize the full value of these projected synergies and position the combined company for long-term success?

I will now hand it back to Dave to further highlight the strategic benefits of the transaction.

R. David Banyard

CEO, President & Director

Thanks, Andi. In addition to our shared customer-centric cultures, I want to emphasize our shared commitment and relentless focus on innovation to elevate the customer experience and fuel sustainable growth. As Andi mentioned, the combined company is expected to generate significant cash flow to drive our capital allocation strategy. Together, we see a powerful opportunity to invest across areas of our business to create a more agile foundation that we believe will enable us to further optimize operational efficiency, advance product innovation, expand e-commerce capabilities, enhance both in-person and digital engagement and elevate the customer experience.

Further, our shared commitment to fostering mission-driven cultures that drive innovation, uplift customers, empower partners and strengthen communities creates a powerful foundation for long-term success. We believe this alignment not only differentiates the combined company, but also enhances our ability to deliver lasting value. Scott and his team have built a strong culture of deep customer relationships, operational excellence and leading with integrity in every facet of their business, and we’re energized by the opportunity to bring together exceptional talent across MasterBrand and American Woodmark, and are confident in the impact we can make together.

With that, I will now turn to MasterBrand’s second quarter 2025 financial results. MasterBrand’s strong results for the second quarter of 2025 reflect our team’s continued focus on disciplined execution, operational consistency and resilience across our business. Despite ongoing market softness and a challenging external backdrop, we remain committed to our strategic priorities and what we can control, serving our customers with excellence, managing costs effectively, preserving margins and executing on our ongoing Supreme integration strategy. This morning, I’ll provide an overview of the market environment and key trends, and Andi will walk through our financial results and outlook.

During the second quarter, the broader single-family new construction market declined low single digits, driven by ongoing pressure on housing starts and completions. Despite that backdrop, we outperformed the market with our builder direct sales up 5% year-over- year. Our consistent service performance has helped us continue to gain share with both existing and new builders despite elevated interest rates and persistent macroeconomic uncertainty.

Looking ahead, we continue to expect overall new construction end market demand to be down mid-single digits for the full year 2025. However, we believe our strong position, operational discipline and trusted service model will allow us to continue delivering value in this evolving landscape.

Shifting to the repair and remodel market serviced by our dealer and retail customers. We saw continued choppiness in demand as end markets have been impacted by higher housing costs, low existing home turnover and low consumer sentiment. Our legacy repair and remodel business, excluding Supreme, declined approximately mid-single digits year-over-year, which was aligned with the broader market and our expectations. Reduced consumer confidence led to softer traffic at our retail partners with impact most pronounced in stock chemistry and across our e-commerce platforms.

Our semi-custom products demonstrated growth in the quarter as consumers trended towards the middle of the portfolio options, underscoring the value of our multi-tiered product offering. We anticipate the end market softness to continue in repair and remodel throughout the remainder of the year as consumers continue to defer large discretionary purchases in the uncertain economic environment. We continue to expect this market will be down high to mid-single digits for the full year 2025, in line with our outlook for the market more broadly.

Against that backdrop, we are executing well on the integration of Supreme with the majority of our plant consolidation initiatives in North Carolina nearing completion. We remain aligned with our synergy realization time line and expect these benefits to ramp meaningfully in the second half of 2025. The integration of Supreme remains a major unlock for our business as we navigate a challenging market environment.

While 2025 remains defined by external complexity, it’s equally a year of focused execution and opportunity. We’re doing what we said we would do, managing costs, advancing integration, funding innovation and delivering for our customers. With this said, we’re reaffirming our full year guidance, a reflection of our confidence in the business and the momentum we’re carrying into the back half.

Now with that, let me turn the call over to Andi.

Andrea H. Simon

Executive VP & CFO

Thanks, Dave. I’ll begin with a review of our second quarter financial results, then provide context for our full year 2025 outlook. Second quarter net sales were $730.9 million, an 8% increase compared to $676.5 million in the same period last year. Similar to what we saw in the first quarter, our top line growth was driven primarily by the continued contribution from the Supreme acquisition, which remains on track with our expectations.

We also benefited from the flow-through of planned price improvements and share gains, particularly in the new construction market. These gains were partially offset by overall softness across the markets we serve and the corresponding volume decline. Gross profit was $239.7 million, up 3.8% compared to $231 million in the same period last year. Gross profit margin was 32.8%, down 130 basis points from last year, but improving by 220 basis points from the first quarter of this year.

This sequential improvement reflects expected seasonality, while the year-over-year decline was driven primarily by lower volumes and associated fixed cost leverage. That pressure was partially offset by contributions from Supreme, our continuous improvement efforts net of inflation and higher net ASP. Tariffs were a minor factor in the quarter, and I’ll touch more on our full year mitigation strategy in a moment.

SG&A expenses totaled $159.4 million, up 8.7% compared to $146.7 million in the same period last year. This was primarily driven by the addition of Supreme’s SG&A expenses. Net income was $37.3 million in the second quarter compared to $45.3 million in the same period last year. The year-over-year decline reflects the higher SG&A just mentioned as well as increased amortization and restructuring costs. These were partially offset by lower interest and tax expenses.

Interest expense declined to $18.9 million from $20.6 million in the same period last year, driven by the absence of onetime charges associated with the senior notes issued in June 2024 to fund the acquisition of Supreme. Income tax was $11.7 million or a 23.9% effective tax rate in the quarter, consistent with our expectations and compared to $14.8 million or a 24.6% rate in the second quarter of 2024. The slight decline in our effective rate was primarily driven by the mix of earnings across domestic jurisdictions.

Adjusted EBITDA was $105.4 million, relatively flat compared to $105.1 million in the same period last year. Adjusted EBITDA margin came in at 14.4%, reflecting a 110 basis point decline year-over-year, driven by the same volume-related leverage challenges I referenced earlier. However, these were offset in part by continuous improvement savings net of inflation, contributions from Supreme and pricing actions.

Diluted earnings per share were $0.29 in the second quarter of 2025 based on 129.1 million diluted shares outstanding. This compares to $0.35 in the second quarter of 2024, which was based on 130.7 million diluted shares outstanding. Adjusted diluted earnings per share were $0.40 in the current quarter compared to $0.45 in the prior year period.

Turning to the balance sheet. We ended the quarter with $120.1 million of cash on hand and $418.6 million of liquidity available under our revolving credit facility. Net debt at the end of the second quarter was $878.6 million, a $66.1 million reduction sequentially, resulting in an improved net debt to adjusted EBITDA leverage ratio of 2.5x, in line with our expectations. We remain on track to achieve a sub 2x leverage ratio by the end of the year.

Net cash provided by operating activities was $53.4 million for the 6 months ended June 29, 2025, compared to $96.1 million in the comparable period last year. Second quarter cash generation improved significantly sequentially as several nonrecurring outflows from the first quarter did not repeat. Capital expenditures for the 6 months ended June 29, 2025, were $27.9 million compared to $18.3 million in the comparable period last year. The increase reflects planned investments related to the integration of Supreme and our ongoing footprint realignment efforts. These investments are aligned with our full year capital allocation plan.

Free cash flow was $25.5 million for the 6 months ended June 29, 2025, compared to $77.8 million in the comparable period last year. This year-over-year decline was anticipated and consistent with our internal expectations. We remain committed to our full year objective of generating free cash flow in excess of net income. As we look to the back half of the year, we expect free cash flow to normalize, supported by the absence of certain onetime payments, more typical seasonal patterns and growing benefits from our integration initiatives.

We continued share repurchases in the second quarter via a pre-established 10b5-1 program. During the 13 weeks ended June 29, 2025, we repurchased approximately 576,000 shares of our common stock. The shares were repurchased at a total cost of approximately $6.7 million or an average of $11.69 per share.

Now turning to our outlook. Our full year 2025 financial outlook includes only those tariffs currently in effect and is consistent with our previous outlook. It does not reflect potential implications from proposed trade policy changes. We continue to monitor the dynamic tariff environment closely and are closely watching the potential reinstatement of Section 232 tariffs on steel, aluminum and lumber, which could take effect as early as August 15. If implemented, we anticipate these could have a significant impact on cost and the overall impact on demand remains unknown at this time. We believe it is prudent not to quantify that impact at this stage given the lack of clarity around scope, timing and duration. That said, we are continuing to prepare for a range of mitigation strategies, including targeted price increases, supplier renegotiations and longer-term shifts in sourcing and footprint.

As Dave mentioned, MasterBrand is reaffirming its expectation that our addressable market in 2025 will be down high to mid-single digits year-over-year with continued variability by end market. We continue to expect our annual net sales to decline low single digits overall, including a mid-single-digit contribution from Supreme and organic net sales are still expected to be down mid-single digits. We are reaffirming our full year adjusted EBITDA guidance of $315 million to $365 million with a corresponding margin range of 12% to 13.5%. In addition, we are reiterating our previous expectations on interest expense, effective tax rate and adjusted diluted earnings per share, consistent with what we shared on our most recent quarterly earnings call.

Given the uncertainty around tariffs and in particular, the potential impacts on demand, we believe maintaining a wider range remains prudent. Please note, this outlook does not reflect any anticipated financial benefits from the proposed merger with American Woodmark nor does it include expected transaction or integration-related costs. We are very excited about the announced merger between MasterBrand and American Woodmark. By leveraging our respective strengths and harnessing the expected synergies between our businesses, we believe the combined company will be able to drive greater value for customers and shareholders.

Now I would like to turn the call back to Dave.

R. David Banyard

CEO, President & Director

Thanks, Andi. We’re executing well in what continues to be a challenging environment. Our culture and associates’ dedicated use of our business system, the MasterBrand Way, is proving to be effective. Our Supreme integration initiatives are progressing on schedule. And as a result, we delivered a strong second quarter. We’re taking proactive steps to manage tariff and sourcing risks, and we are maintaining a balanced view of 2025, cautious in the near term, but confident in our long-term trajectory.

Additionally, I want to reiterate our excitement about partnering with Scott and the American Woodmark team. This transaction brings together 2 highly complementary businesses with strong customer-centric cultures, extending our combined geographic reach, enhancing our support and marketing capabilities and increasing our operational flexibility. We anticipate that the proposed merger between MasterBrand and American Woodmark will position the combined company to unlock and deliver meaningful value for our customers, associates and shareholders.

And with that, I’ll open the call up to Q&A.

Question and Answer

Operator

[Operator

Instructions] And our first question comes from Garik Shmois from Loop Capital.

Garik Simha Shmois

Loop Capital Markets LLC, Research Division

Congrats on the merger announcement. I was wondering if you could just first off, start with the timing of the transaction. Why now? And clearly, the markets are still pretty choppy. So just kind of curious as to the decision to come together at this point.

R. David Banyard

CEO, President & Director

Garik, thanks. I think what we like about this transaction is it’s a really compelling combination of 2 great U.S. companies with great value-generating opportunities. Lots of opportunity and value to generate for our customers with the expanded product portfolio and our operational footprint that we think bringing together makes it more efficient and delivers higher value to our customers. Plus coming together really fortifies our financial profile, which has a couple of benefits. One, it allows us to really continue to invest in our business, but also bolsters us for whatever financial or market dynamic we’re seeing out there. And I think lastly, I think the transaction and the combination really expands the opportunity for our associates and team members. And we have very complementary cultures that we mentioned in our prepared remarks. And I think you put all those things together, and it makes it a good time to do this transaction. Scott, did you have anything to add?

Michael Scott Culbreth

American Woodmark Corporation

Yes. Just to add to those comments, Dave, I think the 3 key stakeholder groups, Garik, just specifically, when I think about customers and consumers, what’s this going to allow us to do, we’re going to be able to better provide choice service value to that particular group. I think about shareholders and the value creation that comes from the synergies that have been framed by Andi of the $90 million in year 3. And then as Dave just mentioned, with respect to our team members and associates, growth opportunities as being part of a larger organization with more resources.

R. David Banyard

CEO, President & Director

And I think I’ll add one last thing, Garik, is if you look at the presentation, and I know it’s a quick turn here, but I think we — at close, we come out with a better balance sheet combined, and we’re anticipating being below our stated goal of 2.0 on a leverage ratio. And so I think that prepares us well, again, like I said, for whatever market environment that we’re in.

Garik Simha Shmois

Loop Capital Markets LLC, Research Division

Okay. That makes sense. On the cost synergies, I was wondering if you can go into a little bit more detail within the different buckets where you see the most opportunities?

R. David Banyard

CEO, President & Director

Yes. I think to start, we did a very deep dive, a joint deep dive. We also brought in a third-party independent resource to look at all of the opportunities there. So we’ve done a very detailed analysis. I think at this point in time, we’re still — as we presented in the presentation, it’s about a little over 40% G&A and indirect costs and then a little under 60% in COGS. There’s a lot to be done there. And so I think that’s the level of detail we’re comfortable sharing right now.

Garik Simha Shmois

Loop Capital Markets LLC, Research Division

Okay. That’s fair. And then last question is just on the combined entity will have meaningful exposure across the different channels. And just wondering how you’re thinking about concentration or even cannibalization issues that you might experience both on the channel perspective and any thoughts to any regulatory hurdles that the merger might face?

R. David Banyard

CEO, President & Director

Yes. I mean I think I’d start by saying we recognize it’s a competitive environment out there. We’ve got to earn our place every day, and we do that individually today. I think combined, as I said earlier and Scott also focused on, we think that bringing our 2 portfolios together really offer a lot of choice and value, both to our channel partners as well as to consumers. And I think that the other piece of that, which I think is as important is that combined financial profile allows us to really invest in that customer and consumer experience. And I think you put those things together, and I think you have a compelling story for how we can continue to go out and win with our existing customer base. And so I think that’s a compelling story. As it comes to the regulatory hurdles, we’re very confident that we can get through that process. We have great advisers. We’ve analyzed this, and I think we’re ready to go on that front.

Michael Scott Culbreth

American Woodmark Corporation

Just one additional comment I’d add to that. When you do look at the pro forma data, Garik, on specifically, I would tell you that I think it’s a better diversification from a channel standpoint go forward as opposed to the 2...

Operator

Our next question comes from McClaran Hayes from Zelman & Associates.

McClaran Thomas Hayes

Zelman & Associates LLC

Congratulations. On the cost synergies piece, any more detail that you could share around the phasing of that $90 million over the 3- year period?

R. David Banyard

CEO, President & Director

Yes. Thanks for the question, McClaran. I think the — probably the best way to think about that is if you go back to how we phased the synergies with Supreme, it’s going to follow a similar path. And that’s — there are certain things that are easier and certain things that are harder. And without going into too much detail because, again, I think it’s premature to do that, it will phase in a similar fashion to what you saw from Supreme. So there’ll be some early-stage things that are easier to do that we’ll get after right away, things like supply chain consolidation and so forth. And then as you go further out, there are other things that take a little bit longer and require in-depth planning and thought before you make moves. And so I think that’s — I would use that as a model of how to think about it.

McClaran Thomas Hayes

Zelman & Associates LLC

Okay. Yes. And I guess on Supreme, relative to that $28 million 3-year target, can you quantify where you expect to be by the end of the year on that?

R. David Banyard

CEO, President & Director

Yes. I think we’re on track to — we’re in year 2 here, on track for those synergies. And as we’ve highlighted in the past calls, and I’ll give you a little more detail, our North Carolina consolidation is largely complete. We’re making cabinets at run rate for all the brands that we’ve moved around there, which is quite an accomplishment because those are premium brands, so they’re a bit more complicated than your stock product, for example. And then the other consolidation that we’re working on is really, again, phased in, and we expect that to be largely complete certainly by this time next year, but probably a bit earlier than that. So you should start seeing that run rate happen in the next 12 to 18 months.

McClaran Thomas Hayes

Zelman & Associates LLC

Okay. Great. And then, yes, Dave, I think you called out some prebuy activity on your last call. I guess, could you quantify that in the quarter or give us some detail on how demand is shaping up so far in the third quarter?

R. David Banyard

CEO, President & Director

Yes. I think the way I’d frame it is we saw steady demand in Q2 in the single-family new construction, although as we highlighted last quarter, we see the storm clouds, if you will, on the horizon with starts and completions. That’s carried a bit through July, but I think we’re starting — we’re getting into that zone where the completion rate coming down starts to affect our single-family new construction portion of our business. So I think as you look at our guidance looking forward, we’re expecting that, that market is going to be softer moving forward. The team has done a great job in that category, has really been out there pushing hard to try to grow in the face of that, but it’s — I think that gets challenging as the market slows a bit here. And again, I think I would characterize the new construction market. It’s not a devastating decline. It’s — I think it’s a normalization to adjust for consumer demand and the fact that there are a large amount of spec homes still available on the market. So that’s how I’d characterize that.

On the repair and remodel side, I think it’s been very similar for the past several quarters of this choppiness. It’s at a reduced level, and I think you can see that in our results and in our projections. So I’d say there’s no change in trajectory on R&R. It’s just been down. I don’t know, Scott, if you wanted to add anything on what you’re seeing.

Michael Scott Culbreth

American Woodmark Corporation

Yes, similar pattern. R&R has been kind of bouncing at the bottom is the way we frame that. It’s been consistent I would say, new construction a little worse in our most recent quarter than the prior quarter as we started to see some of the impacts of the very soft spring selling season in that space.

Operator

[Operator Instructions] Our next question comes from Trevor Allinson from Wolfe Research.

Trevor Scott Allinson

Wolfe Research, LLC

You guys both have pretty notable presences in the home center channel. Do you expect on a combined basis that you’re going to see any difference in your exposure there versus what the pro forma combined would be? And then a similar question on dealers versus builders. MasterBrand historically bigger presence with dealers. American Woodmark, historically bigger presence with builders. Any early reads on if there’s a preference to change the combined exposure versus where the pro forma numbers would shake out to?

R. David Banyard

CEO, President & Director

I think the way I’d answer it, Trevor, is what we like about this transaction is we think it actually brings more value to all of our customers in all those channels. And we intend to bring these companies together with a comprehensive portfolio and footprint to drive overall value for them. I think where there’s some interesting opportunity is our expanded dealer network is much more extensive than American Woodmark’s. They have some great products. And we — much like we did with Supreme, we fully intend to introduce those products into our dealer network. There’s a lot of similarity in that there’s very complementary overlap. There’s not a huge amount of overlap between our dealer networks. And that’s been — I know that’s been a focus for Scott and his team. And he just got a much bigger sales force to go execute on that and existing relationships that we can go deliver. I’ll say that we did not, in our deal modeling for either side, didn’t plan on these. They’re not built into our model, much like we did with Supreme. But we still see — we do see compelling opportunity there for growth to expand the products offered to our extensive dealer network.

Michael Scott Culbreth

American Woodmark Corporation

Just adding on to that as well, Dave. Maintaining and expanding our customer relationships is going to be a top priority as we work through this integration plan. We are already actively engaging with our customers as early as in the last hour to discuss the benefits of the companies coming together and our enhanced offerings and service capabilities. And our view, as Dave just highlighted, with an expanded portfolio, we’re going to be looking at cross-selling opportunities for both companies.

Trevor Scott Allinson

Wolfe Research, LLC

Okay. That makes a lot of sense. And then second question, you talked about the combination helping you compete better in today’s environment. I think you mentioned, again, an uncertain environment from a demand perspective. But I think maybe also you were alluding to an environment where bigger tariffs are potentially in place. So can you just talk about how the combined organization would be better suited to compete in that environment?

R. David Banyard

CEO, President & Director

Yes. I don’t know that — I think in general, the tariff environment is something that we’re both managing well. But I think as we consolidate here, we have the ability to manage that in a joint way that I think will be more effective. And I think that’s how I’d look at it. Scott, do you have any...

Michael Scott Culbreth

American Woodmark Corporation

No, I agree with those remarks, Dave. Operator

And our next question comes from Steven Ramsey from Thompson Research.

Steven Ramsey

Thompson Research Group, LLC

Congrats on the deal. I wanted to start with the network optimization and the synergy benefits from there, American Woodmark, just the 2 new facilities in Hamlet and Monterrey to help the business as demand gets better. I’m curious how you think about the network as it is and putting the companies together and where the benefits could come from?

R. David Banyard

CEO, President & Director

Yes. Thanks for the question. I think the way we look at it is we have complementary operational footprints. There’s a lot of work to do to really dial into the details, which we’re not going to go into today. But I think what you do is you look at your customer footprint, the service levels that you provide to your customers and you optimize off of that. I mean any of these kind of decisions start with the customer and how you serve them and then you work back towards the combined factory footprint and you optimize around that. I think that’s the best way to think about it. And that’s the work to be done once we close.

Steven Ramsey

Thompson Research Group, LLC

Okay. That’s helpful. And similar type of question, thinking about the brands of these 2, really 3 companies, if you include Supreme, how you think about potentially pruning brands and focusing to get any marketing spend optimization, if that’s baked into the synergy or how you’re thinking about it?

R. David Banyard

CEO, President & Director

I think there’s more to come there. I don’t think it’s — I think we sort of see it as additive in a lot of ways. There may be some opportunity for that. But as we started looking at this opportunity, I think we’re looking more at where we both have gaps and where we can fill that in. The cabinet industry is interesting. There’s a lot of different brands out there and it’s not a — it’s a trade brand, not a consumer brand. And I think that the trade brands have resonance. All of the American Woodmark brands have strong resonance with their channel partners, ours do with ours. I think there’s more opportunity here to bring those additional brands than, I’d say, take away at this point. And down the road, this is — we’re always looking at what’s the most efficient way to serve our customers. But I think in the near term, that’s how we’re approaching it. Scott, did you have anything?

Michael Scott Culbreth

American Woodmark Corporation

Exactly. We’re both wanting to grow our legacy brands. That would be the punchline takeaway from that standpoint to Dave’s marking down the road, you never know. But today, our focus will be to grow those legacy brands that are powerful in the marketplace today.

Steven Ramsey

Thompson Research Group, LLC

Okay. That’s helpful. And last quick one for me. I may have missed it, but wanted to get the cost of achieving the synergies for American Woodmark. And then maybe just on a percentage basis, how it compares to the cost to achieve synergy within Supreme?

Andrea H. Simon

Executive VP & CFO

So the integration costs, they will — they’ll phase as well with some being upfront and then the ramping as we do some of the consolidations. But they will be — from a ratio perspective, they will be — from a dollar perspective, similar, but from a ratio perspective to the size of the company less. And that’s because when you look at consolidations and some of the complexities of Supreme, they were premium businesses. So those are much more difficult to combine where this is more on the value semi-custom stock products. So it’s — I won’t say it’s easy, but it’s less difficult than what a premium consolidation is.

Operator

And our last question comes from Tim Wojs from Baird.

Timothy Wojs

Congrats on the acquisition and the deal here. Maybe just first question, just if you could talk a little bit maybe about the process of this transaction and maybe how this — the deal has kind of come together on both sides. And then if there’s any sort of kind of breakup fee or anything like that on either side would be helpful.

R. David Banyard

CEO, President & Director

Yes. Thanks, Tim. Scott and I started talking about this earlier in the year, and I quickly came to the conclusion that there’s a compelling value to be generated in combining 2 great U.S. companies. And we started — and we continue the conversations from there and did a lot of detailed work on both sides, good collaboration on understanding that value and on figuring out how we would go about unlocking it.

In terms of the deal specifics, we’re launching an 8-K if it hasn’t already been published that’s got all the deal specifics, and I’d direct you to that to look at any of it. It’s a very market-based transaction merger agreement. So I’d direct you to that to take a look at the specifics.

Timothy Wojs

Okay. Okay. That sounds good. And then I guess on a pro forma basis, I mean, there’s been a lot of acquisition activity, I’d say, in the cabinet space over the last 5 to 8 years. Where do you think like the combined entity would be from a market share perspective once the deal closes in total?

R. David Banyard

CEO, President & Director

Yes. I think I’d rather not comment on that, Tim. I think the — we put some information in our presentation that talks about our channel coverage, the combined entity’s product portfolio. And I think that’s a good way for you to direct you to what this entity will look like at close.

Operator

Thank you. This does conclude today’s conference. We thank you for your participation. You may disconnect your lines at this time, and have a wonderful day.

Forward-Looking Statements

Certain statements contained in this communication, other than purely historical information, including, but not limited to, statements as to the likelihood and anticipated timing of the closing of the proposed transaction, expected cost synergies and other expected benefits, effects or outcomes relating to the proposed transaction, including financial estimates and projections, MasterBrand’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by or that otherwise include the word “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could,” are generally forward-looking in nature and not historical facts. Where, in any forward-looking statement, an expectation or belief is expressed as to future results or events, such expectation or belief is based on the current plans and expectations of the management of MasterBrand or American Woodmark, as applicable. Although MasterBrand and American Woodmark, as applicable, believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated or implied in such statements. These factors include a failure by either party or both parties to satisfy one or more of the closing conditions set forth in the merger agreement, including a failure to obtain any required regulatory or governmental approvals or a failure to obtain the required approvals of either American Woodmark’s shareholders or MasterBrand’s stockholders; the occurrence of events or changes in circumstances that give rise to the termination of the merger agreement by either party or a delay in the closing of the transaction; potential litigation relating to the transaction; the effect of the proposed transaction on the ability of either party to retain customers, maintain relationships with suppliers and hire and retain key personnel; the effect of the proposed transaction and the announcement of the proposed transaction on the parties’ stock prices; disruptions in the ordinary course business of either party resulting from the transaction; the continued availability of capital and financing and any rating agency actions related to the transaction or otherwise; the risk that certain limitations in the merger agreement may impact either party’s ability to pursue certain business opportunities or strategic transactions; the diversion of the attention and time of management of either party from ordinary course business operations to the transaction and transaction-related issues; the impact of transaction and/or integration costs and any increases in such costs; the existence of unknown liabilities; the ability of Masterbrand to successfully integrate American Woodmark into its business and operations; and the risk that any anticipated economic benefits, cost savings or other synergies are not fully realized or take longer to realize than expected. Other factors include those listed under “Risk Factors” in Part I, Item 1A of MasterBrand’s Annual Report on Form 10-K for the fiscal year ended December 29, 2024, Part II, Item 1A of MasterBrand’s Quarterly Report on Form 10-Q for the quarterly period ended March 30, 2025, American Woodmark’s Annual Report on Form 10-K for the fiscal year ended April 30, 2025, and other MasterBrand and American Woodmark filings with the SEC.

The forward-looking statements included in this communication are made as of the date of this communication and, unless legally required, neither MasterBrand nor American Woodmark undertakes any obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this communication.

Additional Information and Where to Find It

MasterBrand intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a joint proxy statement of MasterBrand and American Woodmark that will also constitute a prospectus of MasterBrand. Each of MasterBrand and American Woodmark may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document that MasterBrand or American Woodmark may file with the SEC. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of MasterBrand and American Woodmark. INVESTORS AND SHAREHOLDERS OF MASTERBRAND AND AMERICAN WOODMARK ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MASTERBRAND, AMERICAN WOODMARK, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and joint proxy statement/prospectus and other documents filed by MasterBrand or American Woodmark with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, investors and shareholders may obtain free copies of documents that are filed or will be filed with the SEC by MasterBrand, including the Registration Statement and the joint proxy statement/prospectus, on MasterBrand’s website at https://MasterBrand.com/investors/financials/sec-filings/default.aspx, and may obtain free copies of documents that are filed or will be filed with the SEC by American Woodmark, including the joint proxy statement/prospectus, on American Woodmark’s website at https://americanwoodmark.com/investors/financial-reporting#secfilings. The information included on, or accessible through, MasterBrand’s or American Woodmark’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to be and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

MasterBrand, American Woodmark and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information about the directors and executive officers of MasterBrand is set forth in MasterBrand’s proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on April 24, 2025, including under the headings “Proposal No. 1 Election of Directors—Our Director Nominees,” “Non-Employee Director Compensation,” “Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership Information” and “Equity Compensation Plan Information.” Additional information regarding ownership of MasterBrand securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Information about the directors and executive officers of American Woodmark is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on June 25, 2025, including under the headings “Item 1 – Election of Directors—Information Regarding Nominees,” “Executive Compensation,” “Non-Management Directors’ Compensation,” and “Security Ownership,” and in its Annual Report on Form 10-K for the fiscal year ended April 30, 2025, which was filed with the SEC on June 25, 2025, including under the heading “Executive Officers of the Registrant.” Additional information regarding ownership of American Woodmark securities by its directors and executive officers is included in each person’s beneficial ownership reports on Forms 3, 4 and 5, as filed with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus included in the Registration Statement, and other relevant materials to be filed with the SEC regarding the transaction when such materials become available. Investors should read the Registration Statement and the joint proxy statement/prospectus carefully if and when these become available before making any voting or investment decisions. You may obtain free copies of these documents from MasterBrand or American Woodmark using the sources indicated above.